                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 Schedule 13G


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                           THE DREYFUS CORPORATION
                  ------------------------------------------
                               (Name of Issuer)


                        Common Stock; par value $0.10
                  ------------------------------------------
                        (Title of Class of Securities)


                                  261885107
                         ---------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover page shall not be designed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page(s))


                              Page 1 of 7 Pages

SCHEDULE 13G - The Dreyfus Corporation ("Issuer")
Amendment No. 1

CUSIP NO. 261885107                                                  13G
- -------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
    Southeastern Asset Management, Inc.               I.D. No. 62-0951781
- -------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)
                                             (b) X
- -------------------------------------------------------------------------
(3) SEC USE ONLY
- -------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION
    Tennessee
- --------------------------------------------------------------------------
                                  :(5) SOLE VOTING POWER
                                  :    (Discretionary Accounts)
                                  :     None
                                  ----------------------------------------
OWNED BY EACH REPORTING PERSON    :(6) SHARED OR NO VOTING POWER
WITH                                 Total - None
                                  ----------------------------------------
                                  :(7) SOLE DISPOSITIVE POWER
                                      None
                                  -----------------------------------------
                                  :(8) SHARED OR NO DISPOSITIVE
                                       POWER
                                      Total - None
- ---------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       None
- ---------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES
- ---------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.0%
- ---------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IA
- ---------------------------------------------------------------------------

SCHEDULE 13G - The Dreyfus Corporation  ("Issuer")
Amendment No. 1

CUSIP No. 261885107                                        13G
- --------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
    O. Mason Hawkins                      I.D. No. ###-##-####
- --------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                          (a)
                                          (b) X
- --------------------------------------------------------------
(3) SEC USE ONLY
- --------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION
    Citizen of United States
- --------------------------------------------------------------
                                :(5) SOLE VOTING POWER
                                :   (Discretionary Accounts)
                                :    None
                                ------------------------------
NUMBER OF SHARES BENEFICIALLY   :(6) SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON
WITH                            :    None
                                ------------------------------
                                :(7) SOLE DISPOSITIVE POWER

                                :    None
                                ------------------------------
                                :(8) SHARED DISPOSITIVE POWER

                                :    None
- ----------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     None (See Item 3)
- ----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES
- ----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.0%
- ----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IN
- ----------------------------------------------------------------

SCHEDULE 13G - The Dreyfus Corporation ("Issuer")
Amendment No. 1

Item 1.

     (a). Name of Issuer: The Dreyfus Corporation ("Dreyfus")

     (b). Address of Issuer's Principal Executive Offices:

          200 Park Avenue; New York, New York 10166

Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons Filing:

         (1). Southeastern Asset Management, Inc.
              6075 Poplar Ave.; Suite 900
              Memphis, TN 38119

         (2). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6075 Poplar Ave.; Suite 900
              Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Common Stock; par value, $0.10

     (e). Cusip Number: 261885107

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

SCHEDULE 13G - The Dreyfus Corporation ("Issuer")
Amendment No. 1

      by this statement.

      (g). Parent Holding Company. This statement is also being filed by Mr.
           O. Mason Hawkins, Chairman of the Board and C.E.O. of
           Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

      (a). Amount Beneficially Owned:
               None

      (b). Percent of Class:
               None

      (c). Number of shares as to which such person has:

           (i).  sole power to vote or to direct the vote:

                 None

           (ii). shared or no power to vote or to direct the vote:

                 None


          (iii). sole power to dispose or to direct the disposition of:

                 None

          (iv).  shared or no power to dispose or to direct the disposition of:

                 None

Item 5. Ownership of Five Percent or Less of a Class:

        This statement is being filed to report that the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
        N/A

SCHEDULE 13G - The Dreyfus Corporation ("Issuer")
Amendment No. 1


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SCHEDULE 13G - The Dreyfus Corporation ("Issuer")
Amendment No. 1

                                  Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1994

                                  Southeastern Asset Management, Inc.


                                  By /s/ Charles D. Reaves
                                  ----------------------------------
                                  Charles D. Reaves
                                  Vice President and General Counsel


                                  O. Mason Hawkins, Individually

                                     /s/ O. Mason Hawkins
                                  --------------------------------


                            Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 8th day of September, 1994.


                                   Southeastern Asset Management, Inc.


                                   By /s/ Charles D. Reaves
                                   ---------------------------------
                                   Charles D. Reaves
                                   Vice President & General Counsel


                                   O. Mason Hawkins, Individually


                                      /s/ O. Mason Hawkins
                                   --------------------------------